Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Tekmira Pharmaceuticals Corporation (the “Company”)

100 - 8900 Glenlyon Parkway

Glenlyon Business Park

Burnaby, B.C.

V5J 5J8

2.	Date of Material Change:

January 13, 2014

3.	News Release:

A new release announcing the material change was issued by the Company on January 13, 2014. A copy of the news release is attached hereto as Schedules “A”.

The news release was distributed via GlobeNewswire.

4.	Summary of Material Change:

On January 13, 2014, the Company announced it has signed an option agreement with Monsanto supporting the application of the Company’s proprietary delivery technology and related intellectual property (IP) for use in agriculture, pursuant to which Monsanto may obtain a license to use the Company’s proprietary delivery technology.

5.	Full description of Material Change:

On January 13, 2014, the Company announced it has signed an option agreement with Monsanto supporting the application of the Company’s proprietary delivery technology and related intellectual property (IP) for use in agriculture, pursuant to which Monsanto may obtain a license to use the Company’s proprietary delivery technology. The Company noted that the potential value of the transaction could reach up to US$86.2 million following the successful completion of milestones. The Company expects to receive a near term payment of net US$16.5 million.

The agreement follows Monsanto’s initial testing of the Company’s proprietary delivery technology and the demonstration of initial positive results from use of that technology in the field of agriculture. The companies’ agreement and research collaboration will now focus on the development of new innovative biological solutions for farmers, which have the potential to provide new options for sustainable pest, virus and weed control.

Over the option period, which is expected to be approximately four years, the Company will provide lipid formulations to Monsanto’s research and development activities, and Monsanto will make certain payments to the Company to maintain its option rights. At any time during the option period, Monsanto may choose to exercise its option, in which case Monsanto will pay to the Company an option exercise fee and will receive a worldwide, exclusive right to use the Company’s proprietary delivery technology in the field of agriculture. Monsanto may elect to terminate this option at their discretion. The Company retains all rights to therapeutics uses of all current IP and IP developed under the agreement.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Bruce Cousins

Executive Vice-President and Chief Financial Officer

100-8900 Glenlyon Parkway

Glenlyon Business Park

Burnaby, B.C. V5J 5J8

Telephone: (604) 419-3200

9.	Date of Report:

January 23, 2014

Schedule “A”

Tekmira Signs Development Agreement on Delivery Technology for Agricultural Applications

VANCOUVER, British Columbia, Jan. 13, 2014 (GLOBE NEWSWIRE) — Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that it has signed an Option Agreement with Monsanto, pursuant to which Monsanto may obtain a license to use Tekmira’s proprietary delivery technology. The transaction will support the application of Tekmira’s proprietary delivery technology and related intellectual property (IP) for use in agriculture. Tekmira noted that the potential value of the transaction could reach up to US$86.2 million following the successful completion of milestones. Tekmira expects to receive a near term payment of net US$16.5 million.

The agreement announced today follows Monsanto’s initial testing of Tekmira’s proprietary delivery technology and the demonstration of initial positive results from use of that technology in the field of agriculture. The companies’ agreement and research collaboration will now focus on the development of new innovative biological solutions for farmers, which have the potential to provide new options for sustainable pest, virus and weed control.

Over the option period, which is expected to be approximately four years, Tekmira will provide lipid formulations to Monsanto’s research and development activities, and Monsanto will make certain payments to Tekmira to maintain its option rights. At any time during the option period, Monsanto may choose to exercise its option, in which case Monsanto will pay to Tekmira an option exercise fee and will receive a worldwide, exclusive right to use Tekmira’s proprietary delivery technology in the field of agriculture. Monsanto may elect to terminate this option at their discretion. Tekmira retains all rights to therapeutics uses of all current IP and IP developed under the agreement.

“Our proprietary delivery technology is enabling the most advanced applications of RNAi therapeutics in the clinic. This new agreement points to the broad applicability of Tekmira’s delivery platform, and underscores the promise of applying this science within the field of agriculture. We are pleased to have this additional validation of our technology,” said Dr. Mark J. Murray, Tekmira’s President and CEO.

“As a core pillar of our business strategy, we continue to seek out a wide range of partnerships where our technology can enable the programs of our collaborators,” added Dr. Murray.

“We are pleased to partner with Tekmira to explore development of their delivery technologies for the field of agriculture,” said Dr. Robert M McCarroll, Vice President of Chemistry Technology for Monsanto Company. “We believe that by collaborating with Tekmira, the company’s research can provide a key enablement to support and expand our BioDirect technology platform.”

About Monsanto Company

Monsanto Company, operating worldwide through its affiliates and subsidiaries, is a leading global provider of technology-based solutions and agricultural products that improve farm productivity and food quality. Monsanto remains focused on enabling both small-holder and large-scale farmers to produce more from their land while conserving more of our world’s natural resources such as water and energy. To learn more about our business and our commitments, please visit: www.monsanto.com. Follow our business on Twitter® at www.twitter.com/MonsantoNews, on the company blog, Beyond the Rows® at www.monsantoblog.com, or subscribe to our News Release RSS Feed.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading delivery technology platforms to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering its delivery technology. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements in this news release include statements about Monsanto’s potential worldwide, exclusive right to use Tekmira’s proprietary LNP platform technology in the field of agriculture; the use of Tekmira’s proprietary LNP platform technology and related IP in agriculture applications; the Monsanto option agreement, including the quantum of the potential value, quantum and timing of expected payments, expected duration of the option period and expected focus of research collaboration activities on the development of new innovative biological solutions for farmers; the provision by Tekmira of lipid formulations to Monsanto’s research and development activities and payment by Monsanto to Tekmira to maintain its option rights; and Tekmira’s strategy, future operations, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; Tekmira’s research and development capabilities and resources; the use of LNP technology by Tekmira’s development partners; and the timing and quantum of payments to be received under contracts with Tekmira’s partners. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the agreement with Monsanto may not result in the use of Tekmira’s technology in agricultural applications, or result in the payment (both quantum and timing) from Monsanto as anticipated, or at all; Tekmira’s technology many have no economically beneficial application in the field of agriculture; Monsanto may never exercise its option to receive a worldwide, exclusive right to use Tekmira’s proprietary LNP platform technology in the field of agriculture; Tekmira’s products may not prove to be effective or as potent as currently believed.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Report on Form 20-F for the year ended December 31, 2012, which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT:	Investors
Jodi Regts Director, Investor Relations Phone: 604-419-3234 Email: jregts@tekmirapharm.com Media David Ryan Longview Communications Inc. Phone: 416-649-8007 Email: dryan@longviewcomms.ca